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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-23859
                                                                        --------
                   NOTIFICATION OF LATE FILING OF FORM 10-KSB


             For Period Ended:           December 31, 1998
                              -------------------------------------


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:            Fortune Entertainment Corporation
                                    ------------------------------------

Former name if applicable:          N/A
                                    ------------------------------------

Address of principal executive office (Street and number)

Fortune Entertainment Corporation, 2700 East Sunset Road, Suite 39
                                   -------------------------------------

City, state and zip code:  Las Vegas, Nevada 89120
                           ---------------------------------------------

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


      |X|       (a)      The reasons described in reasonable detail in Part III
                         of this form could not be eliminated without unreasonable effort or expense;

      |X|       (b)      The subject annual report, semi-annual report,
                         transition report on Form 10-K, 20-F, 11-K or Form
                         N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.
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                                    PART III
                                    NARRATIVE

     Registrant became a reporting company by filing a Form 10-SB on October 30, 1998, which became effective on December 30, 1998. By a letter dated December 30, 1998 the Staff provided a number of comments on the Form 10-SB. The Registrant requires additional time to reflect the Staff's comments which affect the required disclosure under Form 10-KSB. The Registrant is therefore filing this Form 12b-25 to obtain the 15 calendar day filing extension for the Form 10-KSB.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                   Bruce Horton             702                   895-7812
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                     (Name)             (Area Code)         (Telephone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               |X|Yes   |_| No


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               |_|Yes   |X|No


         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                       Fortune Entertainment Corporation
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    March 31, 1999                       By:
                                                 -------------------------------
                                                       Bruce Horton
                                                       Chief Financial Officer